UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TREASURE ISLAND ROYALTY TRUST
(Name of Issuer)

TRUST UNITS
(Title of Class of Securities)

89462609
(CUSIP Number)

Lincoln W. Briggs, Esq.
Gilbride, Tusa, Last & Spellane LLC
31 Brookside Drive
Greenwich, CT 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894626209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard C. McKenzie, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,566,783

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,566,783

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,566,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.12%*

14.	Type of Reporting Person (See Instructions) IN

* According to the issuer’s Form 10-Q filed November 2, 2007, as of November 2, 2007 it had 42,574,298 Trust Units outstanding.

Item 1.	Security and Issuer
No material change
Item 2.	Identity and Background
No material change
Item 3.	Source and Amount of Funds or Other Consideration
No material change
Item 4.	Purpose of Transaction
No material change

(a) The responses to items 7 – 13 of the cover page of this Schedule 13D are incorporated by reference.

(b) The responses to items 7 – 13 of the cover page of this Schedule 13D are incorporated by reference.

(c)

Date	Units Sold	Price
10/28/2011	7,500	$1.3900
10/31/2011	3,000	$1.3900
11/8/2011	22,200	$1.3500
11/9/2011	2,000	$1.3500
11/10/2011	51,000	$1.3304
11/11/2011	6,900	$1.3500
11/14/2011	9,100	$1.3500
11/15/2011	34,950	$1.4479
11/16/2011	5,150	$1.5000
11/17/2011	23,400	$1.5927
11/18/2011	23,800	$1.6000
11/21/2011	17,140	$1.6000
11/22/2011	10,500	$1.6000
3/9/2012	18,384	$1.5255
3/12/2012	3,500	$1.5500
7/5/2012	29,763	$1.1277
7/6/2012	21,732	$1.2000
7/10/2012	36,750	$1.2170
7/16/2012	16,000	$1.2500
7/17/2012	95,765	$1.2500
7/18/2012	23,700	$1.2500

(d) No material change (e) Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change
Item 7.	Material to Be Filed as Exhibits
No material change

[SIGNATURE PAGE FOLLOWS]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2012
Date
/s/ Richard C. McKenzie, Jr.
Signature